Cal Alta Auto Glass, Inc.
#8, 3927 Edmonton Trail, N.E.
Calgary, Alberta T2E 6T1
                                    October 8, 2008
					  Remitted Via EDGAR

Mr. David R. Humphrey, Esq.
Branch Chief
And Ms. Beverly Singleton, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

			RE:	Cal Alta Auto Glass, Inc.
                        Our Comment Letter Correspondence
Filed October 2, 2008
				File No. 0-51227

Dear Mr. Humphrey and Ms. Singleton:

	The purpose of this correspondence is to provide corrections to our comment letter dated September 28, 2008, which was filed with the Securities and Exchange Commission on October 2, 2008. We are proposing corrections to our comment letter, specifically the responses to numbers 9, 11 and 16. Please see the proposed corrections below.

#9

Note 2k. GST Payable

GST payable represents sales taxes that are owed by the Canadian operations to the local governments. As of December 31, 2007 and 2006, the Company owed $5,744 and $11,066 GST payable, respectively. It should be noted that the Company presents its revenues on a net basis of any sales or GST taxes.

#11

FAA Enterprises and Westcan Autoglass Supplies, Inc. are owned 100% by Frank Aiello, the Company's President. One of the Company's main suppliers is Westcan Autoglass Supplies, Inc. (A Canadian Corporation). The Company's largest debtor is FAA Enterprises. Cal Alta has received an oral agreement from Frank Aiello that if necessary to offset the FAA Enterprises (FAA is owned 100% by Frank Aiello) receivable with the payable due to Westcan Autoglass Supplies, Inc. (Westcan is owned 100% by Frank Aiello). As of 2007 no offset between the companies had been made.

#16

Please see the new proposed disclosure in Exhibit 31.1 paragraph 4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:








In submitting this response to your Comment Letter, please be assured that the company acknowledges that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing:

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in
any proceeding
initiated by the Commission or any person under the federal
securities laws
of the 	United States.







	Again, thank you for your cooperation and assistance.

				Sincerely,


				Frank Aiello,
         President and Chief Executive Officer